Via Facsimile and EDGAR Correspondence

January 9, 2008

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:	Advanced Communications Technologies, Inc.
Schedule 14A
File No. 000-30486
Filed November 8, 2007

Dear Mr. Owings:

Set forth below are the responses of Advanced Communications Technologies, Inc. (the “Company”) to the comments of the Staff with respect to the Company’s preliminary proxy statement relating to the annual meeting of the Company’s stockholders (the “Proxy Statement”), as outlined in the letter dated December 6, 2007 (the “Comment Letter”) to the undersigned. This letter sets forth the responses of the Company to the Comment Letter as they relate to Proxy Statement. Your comments are reproduced below. We are contemporaneously filing an Amendment to the Company’s Preliminary Schedule 14A reflecting the discussion below

General

COMMENT 1:	Please file a copy of the consent to be executed by security holders with your document.

RESPONSE:
The Company included the consent to be executed by security holders in our Proxy Statement filed with the SEC on November 11, 2007. It appears immediately following the signature page. The consent will also be filed with the amended Proxy Statement.

Approval of an Amendment to the Articles of Incorporation to Authorize Additional Shares of Common Stock (Proposal No. 1), page 6

COMMENT 2:
Please expand your disclosure to elaborate upon the terms of the transactions that effectuated the recapitalization by, for example, explaining the terms of the convertible notes. For example, explain under what circumstances the notes may convert and by whom and how the conversion price may be adjusted, if at all; disclose the interest and principal payment due dates and whether such obligations may be satisfied with shares of common stock in lieu of cash; and explain under what circumstances the notes may be redeemed.

RESPONSE:	The Proxy Statement has been revised to include the following disclosure elaborating upon the terms of the transaction and explaining the terms of the convertible notes:

On August 17, 2007, we entered into a series of transactions to effect a recapitalization which, among other transactions, included the following:

•     the acquisition of Vance Baldwin, Inc. for $23,920,755 in cash, a convertible note in the amount of $1,000,000 (the “VB Note”) and shares of newly designated Series D Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred”);

•     the offer and sale of a significant preferred stock investment of approximately $6,300,000 to ACT-DE, LLC, an affiliate of H.I.G. Capital, LLC, which, together with certain other parties, received newly designated Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred”), constituting approximately 79.5% of the ownership interest in the Company (before dilution for stock options issued to management as described herein); and

•     the issuance of approximately $23.4 million in senior and subordinated notes (which are not convertible) pursuant to a Note Purchase Agreement, for which Sankaty Advisors, LLC is the collateral agent.

We acquired all of the outstanding equity interests in Vance Baldwin pursuant to a Stock Purchase Agreement entered into by and between Encompass Group Affiliates, Inc., our wholly-owned subsidiary, and Fred V. Baldwin, the sole stockholder of Vance Baldwin. We believe that the business and operations of Vance Baldwin, which includes the distribution and shipping of parts for consumer electronics, printers, appliances and computers, will complement the business and operations offered by our indirect wholly-owned subsidiary, Cyber-Test, Inc., which is a consumer electronics depot repair and refurbishment company based in Florida.

The VB Note issued to Mr. Baldwin in connection with the acquisition of Vance Baldwin will accrue interest at the rate of 7% per annum, payable semi-annually, in arrears, on each January 30 and July 30. The outstanding principal balance under the VB Note and any accrued but unpaid interest thereon is due and payable in cash on October 17, 2012 (subject to extension to August 17, 2013 under certain circumstances) to the extent the holder has not exercised its conversion rights thereunder. At any time after the approval of stockholders to increase the number of authorized shares of the Company’s common stock, as set forth in this Proposal No. 1 and at the holder's option, the outstanding principal balance under the VB Note will be convertible into shares of the Company’s common stock at the conversion price of $.0006 per share. The conversion price may be adjusted proportionally in connection with any subdivision or combination of outstanding shares of the Company’s common stock by recapitalization, reclassification, combination or split thereof, or by stock dividend payable to all of the holders of the common stock, The holder of the VB Note will have limited demand registration rights for a period two years after the issuance of the VB Note with respect to such shares of common stock if the entire outstanding amount is converted into shares of the Company’s common stock. Interest on the outstanding principal balance under the VB Note after the maturity date, default or judgment against the Company, and interest on overdue amounts, including accrued but unpaid interest, will accrue at the rate of 9.5% per annum. The form of VB Note was filed as Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on August 21, 2007.

In connection with the above-described recapitalization, we offered the holders of the our Series A Convertible Preferred Stock, par value $.01 per share, Series A-1 Convertible Preferred Stock, par value $.01 per share, and Series B Convertible Preferred Stock, par value $0.01 per share, the right to exchange such stock (the “Exchange”) for the newly designated Series A-2 Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred”). In the Exchange, the existing preferred stockholders provided a full release of any claims against us, but were not required to provide any other consideration other than the surrender of their outstanding shares of preferred stock. The Exchange was required by purchasers of the Series C Preferred Stock, and acceptance of the Exchange by all Series A, Series A-1 and Series B holders was a condition to closing of he Series C transaction. One of the principal purposes of the exchange was to ensure that all preferred stock outstanding prior to August 17, 2007 will be automatically converted to common stock when we have sufficient authorized shares.

In connection with the recapitalization, we also paid off outstanding debts to certain creditors with an aggregate payment of approximately $3,600,000 in cash. Certain of these creditors then purchased an aggregate 1136.69 shares of the Series A-2 Preferred from one of the stockholders receiving such stock pursuant to the Exchange for an aggregate purchase price of $682,014. One creditor was issued a convertible promissory note (the “ESCM Note”) for a portion of its pre-existing debt, in addition to a cash payment. The principal amount of the ESCM Note is $206,146. Except for the principal amount, terms and conditions of the ESCM Note are substantially the same as those of the VB Note described above.

The outstanding shares of Series A-2 Preferred will convert automatically into 8,412,206,667 shares of Common Stock in the aggregate (at a rate of 1,000,000,000 shares of Common Stock per share of Series A-2 Preferred Stock (the “Series A-2 Conversion Rate”)) following stockholder approval of the amendment to the Articles of Incorporation described in this proposal, and the requisite state filing of the amendment. The Series A-2 Conversion Rate will be adjusted from time to time in the event of any stock split involving the Common Stock, reclassification of the Common Stock or recapitalization involving Common Stock, in each case occurring prior to the date of automatic conversion.

Pursuant to the formula for determining rate of conversion of the Series C Preferred Stock into Common Stock (“Series C Conversion Rate”) contained in the Certificate of Designation for the Series C Preferred, the holders of the Series C Preferred, in the aggregate, will be entitled to receive shares of Common Stock equal to between 72.5% and 79.5% of the following sum:

•  the number of issued and outstanding shares of Common Stock on August 17, 2007, plus
•  the total number of shares of Common Stock issuable upon conversion of all of the shares of Series A-2 Preferred, and the Series D Preferred outstanding on August 17, 2007, plus
•  80,000,000 shares of restricted Common Stock issuable to management as of August 17, 2007, plus
•  shares of Common Stock issued pursuant to the VB Note and the ESCM Note

The specific percentage of the foregoing sum into which the Series C Preferred Stock will convert depends upon whether the return, or deemed return, per share of Series C Preferred meets certain targets described in the Certificate of Designation for the Series C Preferred and whether the conversion takes place before or after August 17, 2010. In addition, in the event that the number of shares of outstanding Common Stock is changed by any stock dividend, stock split, reclassification or recapitalization at any time shares of Series C Preferred are outstanding, the Series C Conversion Rate will be proportionately adjusted.

The Series D Preferred Stock is convertible, in the aggregate, into shares of Common Stock equal to 8% of the following sum:
•  the number of issued and outstanding shares of Common Stock on August 17, 2007, plus
•  the total number of shares of Common Stock issuable upon conversion of all of the shares of Series A-2 Preferred, and the Series C Preferred outstanding on August 17,2007, plus
•  80,000,000 shares of restricted Common Stock issuable to management as of August 17, 2007, plus
•  shares of Common Stock issued pursuant to the VB Note and the ESCM Note

As one component of the above formula is the number of shares into which the Series C Preferred Stock may convert, changes in the specific number of shares into which the Series C Preferred may convert, as described above, will affect the Series D conversion rate. In addition, in the event that the number of shares of outstanding Common Stock is changed by any stock dividend, stock split, reclassification or recapitalization at any time shares of Series D Preferred are outstanding, the Series D Preferred conversion rate will be proportionately adjusted.

On August 17, 2007, and in connection with the recapitalization, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sankaty Advisors, LLC and other “Note Purchasers.” Pursuant to the Note Purchase Agreement, we, through Encompass Group Affiliates, issued $12,690,355.00 in aggregate principal amount of senior secured notes for an aggregate purchase price of $12,500,000.00 (the “Senior Notes”) and $10,714,286.00 in aggregate principal amount of senior subordinated notes for an aggregate purchase price of $10,500,000.00 (the “Subordinated Notes”). The Senior Notes and the Subordinated Notes are not convertible to stock.

The Senior Notes bear interest at LIBOR plus 3.75%, per annum payable quarterly, in arrears, and have a five-year term through August 17, 2012 (the “Maturity Date”). They are repayable in consecutive quarterly installments in an amount equal to 1%, or approximately $127,000, through August 17, 2012. At the Maturity Date, the remaining principal amount and any unpaid and accrued interest on the Senior Notes shall be due. We are required to prepay the Senior Notes from any new equity or debt financing, certain excess cash flow or the cash proceeds of asset sales and casualty events, subject to stipulated exceptions. We may redeem the Senior Notes at any time, subject to a 2% redemption premium if the redemption occurs prior to the first anniversary date and a 1% redemption premium if the redemption occurs between the first and second anniversary dates. The Senior Notes are secured by a first priority security interest in our assets and the assets of our subsidiaries. The Senior Notes are guaranteed by each of our direct and indirect wholly-owned subsidiaries.

The Subordinated Notes bear interest, payable quarterly, in arrears, at 13% per annum, plus an increment based on the debt to equity leverage ratio. The increment will amount to 0% to 4% as the ratio ranges from 2.5:1 or below to 3.5:1 or higher. The Subordinated Notes have a six-year term through August 17, 2013. We may redeem the Subordinated Notes only following repayment of the Senior Notes in full, subject to a 3% redemption premium if the redemption occurs prior to the first anniversary date, and a 2% redemption premium if the redemption occurs between the first and second anniversary dates and a 1% redemption premium if the redemption occurs between the second and third anniversary dates. In connection with a prepayment within 18 months of the date of closing that occurs in connection with a purchase of a potential acquisition target, the Subordinated Notes may, under certain circumstances, be subject to a 10% redemption premium. The Subordinated Notes are secured by a second priority security interest in our assets and the assets of our subsidiaries. The Subordinated Notes are guaranteed by each of our direct and indirect wholly-owned subsidiaries.

COMMENT 3:
We note that you seek to amend your articles of incorporation to increase the number of your authorized shares of common stock. We further note that you purchased Vance Baldwin, Inc. in exchange for consideration consisting of cash, shares of a newly designated Series D Convertible Preferred Stock, and a convertible promissory note. To help finance the acquisition, you sold shares of a newly designated Series C Convertible Preferred Stock in a private placement to accredited investors. You also issued shares of a newly designated Series A-2 Convertible Preferred Stock in exchange for cancellation of outstanding shares of Series A Convertible Preferred Stock, Series A-1 Convertible Preferred Stock and Series B Convertible Preferred Stock, and a full release of all claims that those holders may have had against you. Because it appears that the increase in authorized shares will be used for the acquisition of Vance Baldwin, Items 12 through 14 of Schedule 14A apply to you in connection with those transactions. Please revise your proxy statement accordingly or, alternatively, tell us why you believe those items do not apply.

RESPONSE:
The Company agreed to issue Series D Convertible Preferred Stock and a convertible promissory note as part of the acquisition of Vance Baldwin, Inc. The Company filed the Certificate of Designation for the Series D Convertible Preferred Stock on our Current Report on Form 8-K filed with the SEC on August 21, 2007 (the “Form 8-K”). The Series D Convertible Preferred Stock will be convertible into shares of common stock following shareholder approval increasing the number of authorized shares to an amount sufficient for such conversion and thereafter (i) can convert into common stock any time after August 17, 2009 and (ii) will automatically convert upon any conversion of Series C Preferred Stock into common stock after which conversion less than 50% of the shares of Series C Preferred Stock outstanding on August 17, 2007 will remain outstanding. The convertible promissory note is convertible into shares of the Company’s common stock any time after the approval of the stockholders to increase the number of authorized shares of the Company’s stock. In addition, the Company may prepay the note in cash at any time.

On August 17, 2007, the Company issued shares of Series C Convertible Preferred Stock in a private placement. The terms of the private placement were disclosed in the Form 8-K. The Series C Convertible Preferred Stock will be convertible into shares of common stock following shareholder approval increasing the number of authorized shares to an amount sufficient for such conversion and thereafter can convert at any time and will be automatically converted in the event that the holders of at least 50% of the outstanding Series C Convertible Preferred elect such conversion.

On August 17, 2007, in connection with the recapitalization, the Company issued shares of a newly designated Series A-2 Convertible Preferred Stock in exchange for cancellation of outstanding shares of Series A Convertible Preferred Stock, Series A-1 Convertible Preferred Stock and Series B Convertible Preferred Stock and a full release of all claims that those holders may have had against the Company. The Company filed the Certificate of Designation of the Series A-2 Convertible Preferred Stock as an exhibit to the Form 8-K. The Series A-2 Convertible Preferred Stock will convert automatically into shares of common stock following shareholder approval that increases the number of authorized shares of common stock to an amount sufficient for such conversion.

The Company does not have adequate common stock to satisfy its obligations if all of the securities it issued in the private placement, the exchange and to acquire Vance Baldwin, Inc. convert fully into common stock. For this reason, the terms of the Series D Convertible Preferred Stock, the Series C Convertible Preferred Stock, the Series A-2 Convertible Preferred Stock and the convertible notes provide that such shares are convertible into common stock only following shareholder approval that increases the number of authorized shares of common stock to an amount sufficient for conversion; and the convertible notes may be prepaid in cash in the event the Company does not have enough authorized common shares to convert the notes.

The Company respectfully notes that Note A to Schedule 14A states in part that Items 11, 13 and 14 shall be furnished “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company…” The Company does not believe Note A applies because Note A speaks to transactions that are to occur in the future and can be affected by the outcome of the shareholder vote. In this case the acquisition occurred four months ago. Vance Baldwin, Inc. has already been consolidated into the Company’s operations and there are no provisions in the acquisition documents to unwind the transaction based on the outcome of the shareholder vote.

Approval, or lack thereof, of the increase in authorized shares would not have any effect upon the transactions not would it affect the issuance of the various series of convertible preferred stock. In the theoretical event that the increase in authorized stock was not approved, the Series D Convertible Preferred Stock, the Series C Convertible Preferred Stock and the Series A-2 Convertible Preferred Stock will simply not have the right to convert to common stock but will have all their other rights. Accordingly the Company does not believe that Note A to Schedule 14A applies.

In addition, the Company provided the financials statements required by Form 8-K regarding the Vance Baldwin, Inc. transaction on November 2, 2007. Those financials have been available to shareholders for over a month. The Company also included financial information about Vance Baldwin, Inc. in its first quarter 10-QSB filed on November 19, 2007. The Company believes providing the information required by Items 12 through 14 of Schedule 14A would be confusing to shareholders and would distract them from the most current financial information available in the Company’s periodic reports. However, if the Staff continues to believe such disclosure is appropriate the Company proposes that it include the financials provided in its first quarter 10-QSB filed on November 19, 2007. If the Staff continues to believe such financials should be provided, the Company respectfully requests a conference call with the Staff to determine the appropriate disclosure and the Company looks forward to resolving this matter.

COMMENT 4:
Please explain in greater detail why the company is seeking to increase its authorized shares from 5,000,000,000 to 200,000,000,000 considering it would appear that the purpose you state - the issuance of shares upon conversion and exercise of various outstanding convertible securities - would not require the authorization of 200,000,000,000. Please explain why an additional approximately 90,000,000,000 shares is necessary. Please also consistently state the amount of shares needed for issuance upon conversion of your outstanding convertible securities, considering you present different quantified information on pages 6 and 7.

RESPONSE:
Upon the conversion of all preferred stock and convertible notes, and the exercise of options, approximately 134,000,000,000 shares of common stock would be issued and outstanding. The Company seeks to authorize an additional 66,000,000,000 shares to permit for future stock splits in the form of stock dividends, to raise additional capital through the sale of equity, to provide equity incentive and for other various purposes as determined necessary by the Board of Directors. The need for the additional shares is discussed in the disclosure in the first paragraph on page 6 of the Proxy Statement which provides:

“If the amendment to our Articles of Incorporation is approved by our stockholders, the shares in excess of those required to be reserved for issuance upon exercise or conversion of currently outstanding options, preferred stock and convertible notes may be issued by the Board for various purposes. Our Board of Directors may determine that it is necessary or appropriate to permit future stock splits in the form of stock dividends, to raise additional capital through the sale of equity securities for the purpose of making acquisitions or other purposes, to acquire another company or its assets, to establish strategic relationships with corporate partners or to provide equity incentives to employees and officers, among other things. The availability of additional shares of common stock is important in the event that the Board of Directors needs to undertake any of the foregoing actions on an expedited basis and thus to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of common stock. Although we have no current agreements or letters of intent regarding potential acquisition targets, our strategic plan is to acquire additional companies or assets in our industry if appropriate companies can be identified and transactions arranged. In that context, we have begun to identify possible candidates but are not currently in negotiations with those candidates.”

We have revised the presentation of the number of shares that would be issued and outstanding upon conversion of the Company’s outstanding convertible securities on pages 6 and 7 of the Proxy Statement for clarity and consistency.

COMMENT 5:
Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the 1) Series A-2 Preferred Exchange, 2) the Series C Preferred issued to ACT-DE, LLC, 3) the Series D Preferred and the convertible promissory note issued in the Vance Baldwin acquisition (the “VB Note”), and 4) the convertible promissory note issued to Eckert Seamans Cherin & Mellott, LLC (the “ESCM Note”) that you have made or may be required to make to any holder of such securities, any affiliate of a such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to you from the sale of the Series A-2, C and D Preferred shares, the VB Note and the ESCM Note.

RESPONSE:	Please see the attached Table 1.

COMMENT 6:

Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

•
the total possible profit the holders of the convertible notes could realize as a result of the conversion for the common stock underlying the convertible notes, presented in a table with the following information disclosed separately:

▪	the market price per share of the common stock underlying the convertible notes on the date of the sale of the convertible notes;

▪	the conversion price(s) per share of the underlying common stock on the date of the sale of the convertible notes, calculated as follows:

°	if a conversion price per share is set at a fixed price, use the price per share established in the stock purchase agreement, exchange agreement, or note, as applicable; and

°
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying common stock, use the conversion discount rate and the market rate per share on the date of the sale of the convertible security and determine the conversion price per share as of that date;

▪	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the terms of the notes);

▪
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

▪
the total possible shares the holders of the convertible notes may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the holders of the convertible notes may receive; and

▪
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are terms of the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if a conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:	Please see attached Table 2.

COMMENT 7:

Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, such as the Preferred Stock, presented in a table with the following information disclosed separately:

▪	market price per share of the underlying securities on the date of the sale of that other security;

▪	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

°	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

°
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

▪	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

▪
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

▪
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

▪
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:	Please see attached Table 3.

COMMENT 8:

Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transactions;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment five;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities, such as the Preferred Stock, of the issuer that are disclosed in response to comment six and comment seven.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure - as a percentage - of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible notes divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the respective terms of the convertible notes.

RESPONSE: Please see attached Table 4.

In connection with the Staff’s request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 215-851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Very Truly Yours,

Gary A. Miller

Table 1: Response 5

	Series A-2		Series C		Series D		VB Note		ESCM Note
	Exchanged	(1)	Issued	(2)	Issued	(3)	Issued	(4)	Issued	(4)

Amount and form of payment required
and/or expected to be made by the company:

Cash	None		$525,000		None		None		None
Common Stock	$4,206,105		$5,809,500		$633,962		$1,000,000		$206,146

Net proceeds from sale of each issue	None		$5,284,500		None		None		None

Footnotes:

(1)
Shares of Series A-2 Preferred will automatically convert to shares of common stock upon the contemplated increase in the number of authorized shares of common stock at a fixed exchange ratio of 1,000,000 shares of common stock for each share of Series A-2 Preferred. There is no provision for the holders of such shares to receive cash in any circumstance. In connection with the recapitalization, shares of Series A-2 Preferred were issued to former holders of shares of Series A, Series B and Series A-1Preferred in exchange for shares of such issues, which were cancelled upon the exchange. The book value of such shares outstanding at the time of conversion was $3,386,200 in the aggregate, which represented the approximate original proceeds received by the company through the original sales of such securiteies.

(2)
There is no provision for the holders of Series C shares to receive cash in a redemption under any circumstance other than a liquidation, dissolution or winding up of the Company. The Company paid an aggregate of $525,000 in fees to HIG capital, LLC, an affiliate purchaser of the Series C Preferred Stock, in connection with the issuance of the preferred stock and services provided in connection with the Senior and Subordinated Notes.

(3)	There is no provision for the holders of Series D shares to receive cash in a redemption under any circumstance other than a liquidation, dissolution or winding up of the Company.

(4)
The two convertible notes earn interest at the rate of 7%, payable semi-annually, and have a term of seven years. Earlier repayment is at the election of the company. The notes may be converted into shares of common stock at the election of the note holders, subject to certain restrictions. Management believes that the greater likelihood is that the note holders will convert into common stock since this election affords an earlier opportunity to liquidate the notes.

Table 2: Response 6

	VB Note	ESCM Note
	Issued	Issued
Amount of note	$1,000,000	$206,146

Per share of common stock
Market price per share on date prior to the sale of the convertible notes	$0.0005	$0.0005
Fixed conversion price per share on date of the sale of the convertible notes	$0.0006	$0.0006

Number of shares underlying the convertible notes calculated using the market price per share on the date prior to the sale of the convertible notes:
Number of shares based on conversion of principal only (1)	2,000,000,000	412,292,000

Combined market price of the total number of shares underlying the convertible notes, calculated using the market price per share on the date of the sale of the convertible notes
Number of shares based on principal only (1)	$1,000,000	$206,146

Number of shares underlying the convertible notes calculated using the conversion price per share on the date of sale of the convertible notes:
Number of shares based on conversion of principal only (1)	1,666,666,667	343,576,667

Combined market price of the total number of shares underlying the convertible notes, calculated using the conversion price per share on the date of the sale of the convertible notes
Number of shares based on principal only (1)	$1,000,000	$206,146

Possible discount to the market price	None	None

Events that could result in a change in the conversion price per share	None	None

(1)	Interest is required to be paid in cash semi-annually with no provision for converting such payments into shares of common stock.

Table 3: Response 7

	Series A Preferred	Series A-1 Preferred	Series B Preferred	Creditors	Total
Book value of the securities	$3,006,200	$340,000	$40,000	$682,014

Market price per share on date of the exchange of the securities	$0.00050	$0.00050	$0.00050	$0.00050
Fixed conversion price per share on date of the exchange of the securities	$0.00036	$0.00048	$0.00036	$0.00060

Total number of shares of Series A-2 received in the exchange
calculated using the fixed conversion price	6,456.07222	708.33333	111.11111	1,137	8,412.20667

Total number of shares of common stock to be received in exchange for Series
A-2 using the fixed conversion price at a fixed exchange ratio of 1,000,000 shares of common stock for each share of Series A-2 Preferred.	6,456,072,222	708,333,333	111,111,111	1,136,690,000	8,412,206,667

The combined market value of the total number of underlying shares, calculated
using the market price per share on the date of the exchange	$3,228,036	$354,167	$55,556	$568,345	$4,206,103

The combined conversion price of the total number of underlying shares,
calculated using the conversion price per share on the date of the exchange	$2,324,186	$340,000	$40,000	$682,014	$3,386,200

Difference, recorded as a deemed dividend on preferred stock	$903,850	$14,167	$15,556	$(113,669)	$819,903

Table 4: Response 8

	VB Note Holder	ESCM Note Holder
Gross cash proceeds paid to holders of convertible notes	$23,920,755
Less Escrow amount	750,000
Cash paid to holders of convertible notes	23,170,755	$459,637

Aditional payments to holders of convertible notes
Value of preferred stock issued to holders of convertible notes
Shares of Series D Preferred	198,113
Shares of Series A-2 Preferred		275,814

Convertible notes issued	1,000,000	206,146

Net proceeds	$24,368,868	$941,597

Total possible profit to be realized as a result of any conversion discount	None	None